EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)
	Year ended December 31,
	2010	2009	2008	2007	2006
Earnings (Loss):
Earnings (loss) before provision for income taxes	$(233,231)	$4,385	$(268,891)	$(284,371)	$(264,087)
Fixed Charges	78,108	77,780	82,930	80,927	59,505

Total Earnings (Loss)	$(155,123)	$82,165	$(185,961)	$(203,444)	$(204,582)

Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$59,500	$58,424	$62,912	$60,716	$39,606
Interest expense on portion of rent expense representative of interest	18,608	19,356	20,018	20,211	19,899

Total Fixed Charges	$78,108	$77,780	$82,930	$80,927	$59,505

Ratio of Earnings to Fixed Charges	—	1.06	—	—	—

Coverage deficiency (1)(2)(3)	$(233,231)	$—	$(268,891)	$(284,371)	$(264,087)

(1)	The Company’s Ratio of Earnings to Fixed Charges for 2009 includes a gain on extinguishment debt of $38,873, a gain on sale of an equity investment of $5,259 and reflects revenues received in connection with the delivery of raxibacumab to the Strategic National Stockpile. These amounts should not be considered indicative of the Company’s future performance.

(2)	The Company’s Coverage deficiency for 2008 includes a gain on the sale of an equity investment of $32,518 partially offset by a charge for impaired investment of $6,284.

(3)	The Company’s Coverage deficiency for 2006 includes charges for facility-related exit charges of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.